SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]    Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

            For the fiscal year ended December 31, 2003

or

[   ]   Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

            For the transition period ________ to ________

Commission file number: 0-8641

A.    Full title of the plan, if different from that of the issuer named below:

SELECTIVE INSURANCE RETIREMENT SAVINGS PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Selective Insurance Group, Inc.
40 Wantage Avenue
Branchville, NJ 07890

SELECTIVE INSURANCE RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Independent Registered Public Accounting Firm's Report Thereon)

SELECTIVE INSURANCE

RETIREMENT SAVINGS PLAN

Table of Contents

Page
Report of Independent Registered Public Accounting Firm................................................	1

Statements of Net Assets Available for Plan Benefits - December 31, 2003 and 2002.....	2

Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2003 and 2002...................................................................	3

Notes to Financial Statements..................................................................................................	4-8

Supplemental Schedule*
1 Schedule H, Line 4 (i) - Schedule of Assets [held at end of year]
December 31, 2003...........................................................................................................	9

Signatures.....................................................................................................................................	10

Exhibit 23

*   Schedules required by Form 5500 that are not required have been omitted.

Report of Independent Registered Public Accounting Firm

The Trustees

Selective Insurance Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Selective Insurance Retirement Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Selective Insurance Retirement Savings Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule H, Line 4 (i) - Schedule of Assets [held at end of year] - December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
New York, New York
June 17, 2004

SELECTIVE INSURANCE

RETIREMENT SAVINGS PLAN

Statements of Net Assets
Available for Plan Benefits
as of December 31, 2003 and 2002

	2003	2002

Plan Assets:
Investments, at fair value (Note 3):
Cash and cash equivalents	$3,500	-
Selective Insurance Group, Inc. Common Stock	3,057,208	2,285,455
Mutual funds	75,873,423	65,241,636
Common trust fund	14,733,289	3,030,568
Participant loans receivable	1,871,833	1,680,059

Net assets available for plan benefits	$95,539,253	72,237,718

See accompanying notes to financial statements.

SELECTIVE INSURANCE

RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets
Available for Plan Benefits

Years ended December 31,
Additions to (deductions from) net assets attributable to:	2003	2002

Contributions:
Participants	$7,848,413	7,636,170
Employer	3,528,562	2,783,076

Total contributions	11,376,975	10,419,246

Investment income (loss):
Interest	765,843	741,460
Dividends	1,121,477	1,062,365
Net appreciation (depreciation) in fair
value of investments (Note 3)	15,217,207	(10,173,348)

Net investment income (loss)	17,104,527	(8,369,523)

Total additions	28,481,502	2,049,723
Distributions to participants	(5,179,967)	(5,106,666)

Net increase (decrease) in net assets
available for plan benefits	23,301,535	(3,056,943)
Net assets available for plan
benefits at beginning of year	72,237,718	75,294,661

Net assets available for plan
benefits at end of year	$95,539,253	72,237,718

See accompanying notes to financial statements.

SELECTIVE INSURANCE

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1)      Plan Description

The following brief description of the Selective Insurance Retirement Savings Plan (the "Plan") is provided for general purposes only.  Participants should refer to the Plan document for more complete information.

(a)    General

The Plan is a voluntary defined contribution retirement savings plan available to all eligible employees (as defined) of Selective Insurance Company of America (the "Company", or "Employer"). All contributions, including the Employer's contributions, are participant directed. Participants may elect to invest contributions in one or more of the available funds.  Selective Insurance Group, Inc. is the Plan sponsor as defined by the plan.

(b)    Plan Participants Contributions

Through June 30, 2002, participants may contribute 2% to 6% of annual compensation as defined by the Plan on a pre-tax or after-tax basis, through payroll deductions, which are subject to matching by the Company. Participants may contribute up to an additional 6% of annual compensation, which is not subject to matching by the Company.  Total contributions should not exceed the IRS limit of $11,000 for 2002.  Highly compensated employees may have their contributions limited as defined by the Internal Revenue Service (IRS).

Effective July 1, 2002 the Plan was modified as follows:

Participants may contribute 2% to 7% of annual compensation as defined by the Plan on a pre-tax or after-tax basis, through payroll deductions, which are subject to matching by the Company.   Participants may contribute an additional 43% of their eligible annual compensation, which is not subject to matching by the Company.  Total contributions should not exceed the IRS limit of $11,000 for 2002 and $12,000 for 2003.  Highly compensated employees may have their contributions limited as defined by the IRS.

Effective February 3, 2003, participants not already participating in the T. Rowe Price Science and Technology Fund were not allowed to make new contributions or transfer assets into this fund.  Effective March 3, 2003, this fund was closed to all new contributions.

Effective November 1, 2003, the T. Rowe Price Prime Reserve Fund was closed to new contributions and replaced with the T. Rowe Price Stable Value Fund.  All contributions, which had been directed to the T. Rowe Price Prime Reserve Fund were redirected into the T. Rowe Price Stable Value Fund.  The T. Rowe Price Prime Reserve Fund balances that remained as of November 28, 2003 were automatically transferred into the T. Rowe Price Stable Value Fund on December 1, 2003.  Additionally, as of November 1, 2003, the T. Rowe Price Stable Value Fund has become the default investment option for automatic enrollment contributions.

(c)    Employer's Contributions

Through June 30, 2002, contributions were made by the Company in amounts equal to 50% of each participant's contribution that was subject to Company matching.

Effective July 1, 2002 the Plan was modified as follows:

Contributions were made by the Company in amounts equal to 65% of each participant's contribution that was subject to Company matching.

SELECTIVE INSURANCE

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(d)    Participants' Accounts

Each participant's account is credited with the participant's contributions, the appropriate amount of the Employer's contributions and an allocation of investment fund earnings or losses in which the participant has directed his or her contributions.

Effective March 3, 2003, participants' accounts were limited to a maximum investment of 25% in Selective Insurance Group, Inc. common stock.  Participants at or exceeding this limit will be restricted from making future allocations to this investment option until their balance in this option accounts for less than 25% of their total account balance.

(e)    Vesting

Participants' contributions and earnings or losses thereon are fully vested at all times. Employer's contributions and earnings or losses thereon will vest as follows:

Years of Service	Vesting Percentage
Less than two	0%
Two but less than three	20
Three but less than four	40
Four but less than five	60
Five but less than six	80
Six or more	100

Employer's contributions and earnings or losses thereon vest 100% immediately in case of death, retirement, or at age 65.

(f)     Withdrawals

During employment, a participant may make withdrawals of amounts applicable to the vested portion of the Employer's contributions and the participants' contributions and earnings or losses thereon, subject to certain restrictions. Certain withdrawals preclude the participant from making further contributions or further withdrawals under the Plan for a period of time. The vested and non-vested portion of the participant's account contributions and earnings or losses thereon will be put in a suspended status until the participant's retirement, death, disability, termination, or re-enrollment in the Plan no earlier than 6 months after the effective date of the withdrawal, whichever of these occurs earliest.

(g)    Benefit Payments

The benefit to which a participant is entitled is provided from the participant's account.
Upon termination of service, if a participant's account balance (as defined) does not exceed $5,000, the vested value is distributed in the form of a lump-sum payment.  If the account balance exceeds $5,000 the participant may request a lump-sum payment or may elect to defer distribution until age 65, as set forth in the Plan. Upon a participant's death the entire vested account balance is distributed in the form of a lump-sum payment.

(h)    Participant Loans

Participants may borrow from their vested before-tax account, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Principal and interest is repaid through bi-weekly payroll deductions.

SELECTIVE INSURANCE

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(2)     Summary of Significant Accounting Policies

(a)    Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)    Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires the Plan's management to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and the disclosure of contingent assets and liabilities at the date the financial statements are prepared. Actual results could differ from those estimates.

(c)    Investment Valuation and Income Recognition

Investment options under the Plan include the Selective Insurance Stock Fund, seventeen mutual funds and one common trust fund (collectively referred to as the "Funds"). Fair value of the common stock and mutual funds, which are comprised of stocks and bonds, are based on quoted market prices except when otherwise stated.

The common trust fund is valued at cost, which approximates fair value.  Investments in the common trust fund principally consist of investment contracts, which are nontransferable but provide for benefit responsive withdrawals by Plan participants at contract value.  Benefit responsive withdrawals are provided for on a proportional basis by the issuers of the investment contracts.  Generally, fair value approximates contract value (contributions made plus interest accrued at the contract rate, less withdrawals and fees).  If, however, an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value.

Short-term investments and participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on the trade date basis.  Dividends are recorded on the ex-dividend date.  Interest income is recorded when earned.

(d)    Risk and Uncertainty

The Plan offers a number of investment options, which consist of investments in a variety of investment securities such as Selective Insurance Group, Inc. Common Stock, mutual funds and a common trust fund.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across nineteen participant-directed fund elections.  Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Selective Insurance Group, Inc. Common Stock Fund, which principally invests in a single security.

(e)    Payment of Benefits

Benefits are recorded when paid.

SELECTIVE INSURANCE

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(3)     Investments

The following presents investments that represent 5 percent or more of the Plan's net assets:

	2003	2002
T. Rowe Price Trust Company Mutual Funds:
Equity Income Fund
992,311 and 969,799 shares, respectively	$23,974,239	19,192,328
Small-Cap Value Fund
497,474 and 468,933 shares, respectively	14,620,766	10,288,382
New Income Fund
855,919 and 787,876 shares, respectively	7,746,069	7,004,213
Mid-Cap Growth Fund
238,860 and 210,383 shares, respectively	10,247,096	6,530,303
Science & Technology Fund
251,250 and 305,569 shares, respectively	4,723,495	3,798,229
Stable Value Common Trust Fund
14,733,289 and 3,030,568 shares, respectively	14,733,289	3,030,568
Prime Reserve Fund
10,402,376 shares	-	10,402,376

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) have appreciated (depreciated) in value as follows:

	2003	2002

Mutual Funds	$14,548,744	$(10,427,377)
Selective Insurance Group, Inc. Common Stock Fund	668,463	254,029

	$15,217,207	$(10,173,348)

(4)     Forfeited Accounts

Forfeited balances were $373,776 at December 31, 2003 and $173,918 at December 31, 2002.  In 2003, no forfeited amounts were used to reduce Company contributions.  In 2002, $131,300, representing forfeited amounts from 2002 and 2001, were used to reduce Company contributions.    All forfeited amounts shall be used to reduce the matching contributions made and/or to pay administrative expenses of the Plan.

(5)     Administrative Expenses

Expenses incurred by the Plan are paid directly by the Company.

(6)     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

SELECTIVE INSURANCE

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(7)     Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 13, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(8)     Related Party Transactions (Parties in Interest)

Certain investments of the Plan are shares of mutual funds and a common trust fund, which are advised by T. Rowe Price, the recordkeeper and custodian of the Plan.  Certain Plan investments are shares of common stock issued by Selective Insurance Group, Inc.  Selective Insurance Group, Inc. is the Plan sponsor as defined by the Plan.

Schedule 1

Schedule H, Line 4 (i) - Schedule of Assets [held at end of year]

December 31, 2003

Identity of issuer	Description		Fair Value

*Selective Insurance Stock Fund	Common Stock;	94,475 shares	$3,057,208

*T. Rowe Price Funds:
Stable Value Common Trust Fund	Common Trust Fund;	14,733,289 shares	14,733,289
International Stock Fund	Mutual Fund;	378,406 shares	4,347,881
New Income Fund	Mutual Fund;	855,919 shares	7,746,069
Small-Cap Value Fund	Mutual Fund;	497,474 shares	14,620,766
Mid-Cap Growth Fund	Mutual Fund;	238,860 shares	10,247,096
Equity Income Fund	Mutual Fund;	992,311 shares	23,974,239
Science & Technology Fund	Mutual Fund;	251,250 shares	4,723,495
Growth Stock Fund	Mutual Fund;	52,756 shares	1,283,551
Real Estate Fund	Mutual Fund;	27,165 shares	370,806
High Yield Fund	Mutual Fund;	53,531 shares	377,926

Vanguard Funds:
Vanguard Balanced Index Fund - Admiral Shares	Mutual Fund;	10,520 shares	192,305
Vanguard Intermediate Admiral - Term Treasury Fund	Mutual Fund;	149,953 shares	1,709,468
Vanguard Inflation - Protected Securities Fund	Mutual Fund;	36,644 shares	447,425
Vanguard Institutional Index Fund	Mutual Fund;	41,426 shares	4,216,302

Other:
Tweedy, Browne Global Value Fund	Mutual Fund;	33,344 shares	651,873
Lord Abbett Mid Cap Value Fund	Mutual Fund;	30,749 shares	579,004
Matthews Asian Growth Income Fund	Mutual Fund;	18,443 shares	254,882
Neuberger Berman Fasciano Fund	Mutual Fund;	3,317 shares	130,335

			93,663,920

*Participant Loans Receivable	382 loans;		1,871,833
(interest rates from 5% to 10%)

*T. Rowe Price	Cash and cash equivalents;		3,500

Total			$95,539,253

*Party-in-interest as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Selective Insurance Retirement Savings Plan Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PLAN:   Selective Insurance Retirement Savings Plan

PLAN ADMINISTRATOR:	Selective Insurance Company of America

Date: June 25, 2004	By: /s/ Dale A. Thatcher
Dale A. Thatcher
Executive Vice President of Finance,
Chief Financial Officer and Treasurer

INDEX TO EXHIBITS

Exhibit No.	Description
23	Consent of KPMG LLP dated June 25, 2004